E16

19008772

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM / DD / YY) AND ENDING 12/31/18 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 10th Ave. 12th Floor
(No. and Street)

New York (City) | New York (State) | 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh | 212-424-0365 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name -- *if individual, state last, first, middle name*)

300 Madison Ave (Address) | New York (City) | New York (State) | 10017 (Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Huynh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

LAURA M ESPOSITO
Notary Public - State of New York
NO. 02ES6363631
Qualified In Suffolk County
My Commission Expires Aug 21, 2021

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Members of Gilder Gagnon Howe & Co. LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Gilder Gagnon Howe & Co. LLC and its subsidiaries (the "Firm") as of December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Firm as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Firm's auditor since 1981.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 7,328,386
Receivable from clearing broker	8,427,413
Securities owned, held at clearing broker, at market value	30,989,966
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,153,069	9,704,870
Other assets	1,678,476
Total assets	$ 58,129,111
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 6,358,570
Profit sharing plan	3,069,964
Accounts payable and accrued expenses	5,038,053
Other liabilities	725,000
Total liabilities	$ 15,191,587
Commitments and contingencies (Note 5)	
Members' capital	42,937,524
Total liabilities and members' capital	$ 58,129,111

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities and options. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2018, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated statement of financial condition includes the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC, Open Sky LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. There was no activity during the year ending December 31, 2018 and no remaining intercompany balances in any of the wholly owned subsidiaries as of December 31, 2018.

Cash

The Firm primarily maintains its cash in one major financial institution, which can exceed federal insurance limits. The Firm maintains a portion of the cash in the amount of $1,058,750 in a restricted cash account for the purposes of satisfying the lease deposit requirement.

Receivable From Clearing Broker

Receivable from clearing broker represents commissions from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the consolidated statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature. All of the Firm's financial instruments are investments in money market accounts and therefore are Level 1 under ASC 820.

Distributions to Members
The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In January 2019, $15,239,130 was paid to members.

Income Taxes
The Firm is a Limited Liability Company that is treated as a partnership for federal and state income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions on the consolidated statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized on the consolidated statement of financial condition. As of December 31, 2018, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2015.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Subsequent Events
The Firm has evaluated and determined that no other events or transactions occurred after December 31, 2018 and through February 28, 2019 that would require recognition or disclosure in the consolidated statement of financial condition.

Recent Accounting Developments
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09 "Revenue from Contracts with Customers". The ASU provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across

industries and across capital markets. ASU 2014-09 was amended in August 2016 by ASU 2016-14 and is effective for annual reporting periods beginning after December 15, 2017. The adoption of this standard did not have a material impact on our consolidated statement of financial condition.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2018 are as follows:

Furniture	$ 1,253,342
Equipment	327,278
Leasehold improvements	10,277,319
	11,857,939
Accumulated depreciation and amortization	(2,153,069)
	$ 9,704,870

4. Defined Retirement and Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2018 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2018, limited to a maximum of $55,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2018 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

5. Commitments and Contingencies

The Firm is obligated under a non-cancelable lease for office space as of December 31, 2018, which will expire on September 30, 2031. Additionally, the current lease contains an abatement period in which deferred rent was accounted for in 2016. The lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31	
2019	$ 1,910,587
2020	1,950,686
2021	2,032,212
2022	2,196,618
2023	2,242,437
2024 - Thereafter	19,853,869
Total minimum future rental payments	$ 30,186,409

6. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2018, the Firm had net capital, as defined, of approximately $14,611,157, which was $14,361,157 in excess of the minimum net capital requirement.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.